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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3 )*

Trintech Group PLC

(Name of Issuer)

American Depositary Shares

(Title of Class of Securities)

896682 20 0

(CUSIP Number)

December 31, 2002

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    896682 20 0

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Instove Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) N/A

3.	SEC Use Only

4.	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,602,804
	6.	Shared Voting Power
	7.	Sole Dispositive Power 1,602,804
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,602,804

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 10.6%

12.	Type of Reporting Person (See Instructions) OO

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 1.

(a)	Name of Issuer: Trintech Group PLC

(b)	Address of Issuer’s Principal Executive Offices: c/o Trintech Building

                                                             South County Business Park

                                                             Leopardstown

                                                             Dublin 18, IRELAND

Item 2.

(a)	Name of Person Filing: Instove Limited

(b)	Address of Principal Business Office or, if none, Residence: P.O. Box 740

                                                                                   31 Broad Street

                                                                                   St. Helier, Jersey

                                                                                   JEA 8IP

                                                                                   UNITED KINGDOM

(c)	Citizenship: Jersey, Channel Islands

(d)	Title of Class of Securities: American Depositary Shares

(e)	CUSIP Number: 896682 20 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,602,804

(b)	Percent of class: 10.6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 1,602,804

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of 1,602,804

(iv)	Shared power to dispose or to direct the disposition of

Item 5.    Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Shares are held by Instove Limited, which in turn is owned by two Guernsey discretionary trusts, Hacke 1994 Settlement and Belte 1994 Settlement. Neither John McGuire nor Cyril McGuire nor any of their family members are trustees or beneficiaries of these trusts, but the trustees may, in their sole discretion, select any beneficiaries. John McGuire and Cyril McGuire both disclaim any beneficial interest in the shares held by Instove Limited or the trusts.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.    Identification and Classification of Members of the Group

Not applicable

Item 9.    Notice of Dissolution of Group

Not applicable

Item 10.    Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 24, 2003

Date

/s/ RW GREEN	/s/ CHRIS MOUNTFORD
Signature	Signature

RW Green, Director	C.P. Mountford, Director
Name/Title	Name/Title